UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Heliogen, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42329E105

(CUSIP Number)

TAYLOR FRANKEL

c/o PRIME MOVERS LAB

P.O. Box 12829

Jackson, Wyoming 83002

(307) 203-5036

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,270,403
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,270,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,270,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab GP I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,270,403
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,270,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,270,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 42329E105

1	NAME OF REPORTING PERSON

Heliogen PML SPV 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,668,457
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,668,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,668,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,917
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 42329E105

1	NAME OF REPORTING PERSON

Prime Movers Lab GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,675,374
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,675,374
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,675,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 42329E105

1	NAME OF REPORTING PERSON

Dakin Sloss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		23,945,777
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

23,945,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,945,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 42329E105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Heliogen, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 130 West Union Street, Pasadena, California 91103.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Prime Movers Lab Fund I LP, a Delaware limited partnership (“PML”), with respect to the Shares directly and beneficially owned by it;
(ii)	Prime Movers Lab GP I LLC, a Delaware limited liability company (“PML GP I”), as the general partner of PML.
(iii)	Heliogen PML SPV 1 LP, a Delaware limited partnership (“Heliogen PML”), with respect to the Shares directly and beneficially owned by it;
(iv)	Prime Movers Lab Fund II LP, a Delaware limited partnership (“PML Fund II”), with respect to the Shares directly and beneficially owned by it;
(v)	Prime Movers Lab GP II LLC, a Delaware limited liability company (“PML GP II”), as the general partner of Heliogen PML and PML Fund II; and
(vi)	Dakin Sloss, as manager of PML GP I and PML GP II.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of the Reporting Persons is P.O. Box 12829, Jackson, Wyoming 83002.

(c) The principal business of each of PML, PML GP I, PML Fund II and PML GP II is investing in securities. The principal business of Heliogen PML is investing in securities of the Issuer. The principal occupation of Mr. Sloss is serving as the manager of PML GP I and PML GP II.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Sloss is a citizen of the United States of America.

8

CUSIP No. 42329E105

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of PML and Heliogen PML were purchased directly from the Issuer in a private placement with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 17,270,403 Shares beneficially owned by PML is approximately $11,091,744. The aggregate purchase price of the 6,668,457 Shares beneficially owned by Heliogen PML is approximately $27,709,973.

The 6,917 Shares beneficially owned directly by PML Fund II were acquired pursuant to a pro-rata, in-kind distribution pursuant to which PML Fund II received 6,917 Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons were extremely surprised and deeply disappointed to learn that the Issuer’s Founder, Chairman and Chief Executive Officer (“CEO”), Bill Gross, was terminated by the board of directors of the Issuer (the “Board”) on February 5, 2023, and that the Board had appointed the Issuer’s then-serving Chief Financial Officer, Christiana Obiaya, as the Issuer’s CEO despite her not having any prior CEO experience. Upon reviewing the resignation letter from Mr. Gross, the Reporting Persons became highly concerned by the process that led to these recent Board decisions and reserve the right to investigate whether any such decisions may have been motivated by personal political biases rather than an objective consideration of the best interests of shareholders. The Reporting Persons believe that shareholder representation is desperately needed in the boardroom following Mr. Gross’s departure and the Reporting Persons have been engaging in discussions with the Board about such representation.

The Reporting Persons have also expressed to the Board their views regarding the Issuer continuing as a public company given its early stage of commercialization. The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, strategy and plans, and a potential sale involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers and financing sources, regarding the Issuer and the Reporting Persons’ investment in the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, acquiring additional Shares, disposing of some or all of Shares and any other actions described herein.

9

CUSIP No. 42329E105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 191,442,304 Shares outstanding as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

A.	PML
(a)	As of the date hereof, PML directly owned 17,270,403 Shares.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 17,270,403
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 17,270,403

B.	PML GP I
(a)	PML GP I, as the general partner of PML, may be deemed to beneficially own the 17,270,403 Shares owned by PML.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 17,270,403
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 17,270,403

C.	Heliogen PML
(a)	As of the date hereof, Heliogen PML directly owned 6,668,457 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,668,457
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,668,457

D.	PML Fund II
(a)	As of the date hereof, PML Fund II directly owned 6,917 Shares.

Percentage: Less than 1%

10

CUSIP No. 42329E105

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 6,917 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 6,917

E.	PML GP II
(a)	PML GP II, as the general partner of Heliogen PML and PML Fund II, may be deemed to beneficially own the 6,675,374 Shares owned in the aggregate by Heliogen PML and PML Fund II.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,675,374
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,675,374

F.	Mr. Sloss
(a)	Mr. Sloss, as the manager of each of PML GP I and PML GP II, may be deemed to beneficially own the 23,945,777 Shares owned in the aggregate by PML, Heliogen PML and PML Fund II.

Percentage: 12.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 23,945,777
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 23,945,777

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The Reporting Persons have not entered into any transactions in the Shares during the past 60 days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 13, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

11

CUSIP No. 42329E105

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated February 13, 2023

12

CUSIP No. 42329E105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

PRIME MOVERS LAB FUND I LP

By:	Prime Movers Lab GP I LLC, General Partner

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

PRIME MOVERS LAB GP I LLC

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

HELIOGEN PML SPV 1 LP

By:	Prime Movers Lab GP II LLC, General Partner

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

PRIME MOVERS LAB FUND II LP

By:	Prime Movers Lab GP II LLC, General Partner

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

PRIME MOVERS LAB GP II LLC

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

/s/ Dakin Sloss
DAKIN SLOSS

13